UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Flagstone Reinsurance Holdings Limited

 (Name of Issuer)

Common Shares, $0.01 par value per share

 (Title of Class of Securities)

G3529T105

(CUSIP Number)

Gregory L. Florio, Esq. Marathon Asset Management, LLC 461 5th Avenue, 11th floor New York, NY 10017 212.381.4400	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 973.597.2424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	G3529T105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Marathon Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐
6.	Citizenship or Place of Organization:

Delaware
Number of
Shares	7.	Sole Voting Power:	5,854,997*
Beneficially	8.	Shared Voting Power:	0*
Owned by	9.	Sole Dispositive Power:	5,854,997*
Each Reporting	10.	Shared Dispositive Power:	0*
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,854,997*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
13.	Percent of Class Represented by Amount in Row (11):

6.9%*
14.	Type of Reporting Person (See Instructions):

IA

* This Schedule 13D is being filed as a result of the registration, as of March 29, 2007, of 13,000,000 common shares, $0.01 par value per share (the “Common Shares”), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the “Company”), pursuant to the Securities Act of 1933, as amended, as part of the Company’s initial public offering of Common Shares and the related transactions effected on such date. As of March 29, 2007, Marathon Special Opportunity Master Fund, Ltd. (the “Fund”), held (i) 5,850,000 Common Shares and (ii) restricted share units representing the right to receive, without further payments to the Company, an additional 4,997 Common Shares, the cash equivalent of the value thereof, or any combination of the foregoing. Marathon Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”), serves as the investment manager of the Fund pursuant to an Investment Management Agreement between the Investment Manager and the Fund. The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Thus, as of March 29, 2007, for the purposes of Reg. Section 240.13d-3, the Investment Manager is deemed to beneficially own 5,854,997 Shares, or 6.9% of the Shares deemed issued and outstanding as of that date.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, $0.01 par value per share (the “Common Shares”), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the “Company”). The principal executive offices of the Company are located at Crawford House, 23 Church Street, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is filed by Marathon Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the investment manager of Marathon Special Opportunity Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), pursuant to an Investment Management Agreement between the Investment Manager and the Fund. The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Bruce Richards and Louis Hanover are the managing members of the Investment Manager. The Investment Manager maintains its principal office at 461 5th Avenue, 11th floor, New York, NY 10017. The Fund is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

During the last five years, none of the Investment Manager, Mr. Richards or Mr. Hanover has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Richards and Hanover are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Company’s initial public offering of 13,000,000 Shares and the related transactions effected on March 29, 2007 (the “Offering”), the Fund was allocated 350,000 Common Shares at $13.50 per share. In addition, prior to the Offering, the Fund held (i) 5,500,000 Common Shares and (ii) restricted share units (“RSUs”) representing the right to receive, without further payments to the Company, an additional 4,997 Common Shares, the cash equivalent of the value thereof, or any combination of the foregoing. As further described in Items 4 and 6 below, Wray T. Thorn, a director of the Company and an employee of the Investment Manager, assigned the RSUs to the Fund prior to the Offering. Except as expressly set forth in this Schedule 13D, all funds used to purchase the securities detailed herein came directly from the assets of the Fund.

Item 4.	Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes. Except for the transactions related to the Offering detailed in the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006 and subsequently amended (as amended, the “Registration Statement”), the Investment Manager has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. This Schedule 13D is being filed as a result of the Company’s registration, as of March 29, 2007, of 13,000,000 Shares as part of the Offering, pursuant to the Securities Act of 1933, as amended.

Wray T. Thorn, an employee of the Investment Manager, serves as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

Based upon Amendment No. 7 to the Registration Statement, as filed with the Commission on March 27, 2007, there will be 84,547,891 Common Shares issued and outstanding upon consummation of the Offering. As of March 29, 2007, the Fund held (i) 5,850,000 Common Shares and (ii) RSUs representing the right to receive, without further payments to the Company, an additional 4,997 Common Shares, the cash equivalent of the value thereof, or any combination of the foregoing. The Investment Manager, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Thus, as of March 29, 2007, for the purposes of Reg. Section 240.13d-3, the Investment Manager is deemed to beneficially own 5,854,997 Common Shares, or 6.9% of the Common Shares deemed issued and outstanding as of that date.

Other than the transactions described in this Schedule 13D, during the sixty days on or prior to March 29, 2007, there were no transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by (i) any person or entity referenced in Item 2 above, or (ii) any person or entity controlled by such persons or entities or any person or entity for which such persons or entities possess voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Fund and the Company, among others, entered into an Amended and Restated Shareholders’ Agreement, dated as of November 15, 2006 and incorporated by reference as Exhibit 1 hereto (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, (i) the Company agreed not to amend the voting rights of the Common Shares or to amend the dividend rights of the Common Shares without first obtaining the approval of the Company’s board of directors (the “Board”) and the holders of all of the Common Shares then in issue, (ii) the shareholders signatory to the Shareholders’ Agreement (the “Shareholders”) agreed to execute a lock-up letter agreement with respect to the Common Shares, (iii) the Company and the Shareholders agreed to indemnify each other for any and all losses, damages, claims, liabilities, joint or several, costs and expenses arising out of or based upon any untrue statements or alleged untrue statements of material fact contained in the Registration Statement or the corresponding prospectus or the omission or alleged omission to state therein any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (iv) the Shareholders were given certain registration rights with respect to the equity securities of the Company held by them.

In accordance with the terms of the Shareholders’ Agreement, the Fund entered into an agreement (the “Lock-Up Agreement”) with Lehman Brothers Inc. and Citigroup Global Markets Inc. (together, the “Representatives”), for the benefit of the Representatives and the other underwriters of the Offering, pursuant to which, among other things, the Fund agreed that it will not, without the prior written consent of the Representatives and subject to certain exceptions, take any of the following actions, during the period from the date of the Lock-Up Agreement until one hundred and eighty (180) days after the public offering date set forth on the final prospectus used to sell the Common Shares in connection with the Offering (the “Lock-Up Period”), as more particularly set forth and described in the Lock-Up Agreement incorporated by reference as Exhibit 2 hereto: (1) offer for sale, sell, pledge or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares or sell, grant options, rights or warrants with respect to any Common Shares or securities convertible into or exchangeable for Common Shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such Common Shares, whether any such transaction described in clause (1) or (2) is to be settled by delivery of Common Shares or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing. The Lock-Up Period shall automatically be extended (unless the Representatives waive such extension in writing) for an eighteen (18) day period in the event that (i) the Company releases earnings results or announces material news or a material event relating to the Company occurs during the last seventeen (17) days of the initial Lock-Up Period, or (ii) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period following the last day of the initial Lock-Up Period. The eighteen (18) day period shall commence on the date of the announcement of the material news or the occurrence of the material event or the release of the earnings results, as applicable.

Wray T. Thorn, an employee of the Investment Manager, has served as a director of the Company since October 2006. As a director of the Company, Mr. Thorn is a participant in the Amended and Restated Flagstone Reinsurance Holdings Limited Employee Restricted Share Unit Plan, incorporated by reference as Exhibit 3 hereto (the “RSU Plan”). Pursuant to the terms of the RSU Plan, Mr. Thorn is eligible to receive RSUs in the sole discretion of the compensation committee of the Board. As described in Item 3 above, as an employee of the Investment Manager, Mr. Thorn has assigned (and expects to assign) any RSUs he receives pursuant to the RSU Plan to the Fund.

Except as otherwise described herein, there are no contracts, arrangements, understandings or other relationships with respect to the securities of the Company between any person or entity referenced in Item 2 above, on the one hand, and any other person or entity, on the other hand.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

1.    Amended and Restated Shareholders’ Agreement dated as of November 15, 2006 by and among the Company, Marathon Special Opportunity Master Fund, Ltd. and certain other parties, incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed by the Company with the Commission on December 8, 2006.

2.    Lock-Up Letter Agreement of Marathon Special Opportunity Master Fund, Ltd., for the benefit of Lehman Brothers Inc. and Citigroup Global Markets Inc. (as representatives of the several underwriters referred to therein), a form of which is incorporated by reference to Schedule I to Exhibit 1.1 to Amendment No. 7 to the Company’s Registration Statement on Form S-1, as filed by the Company with the Commission on March 27, 2007.

3.    Amended and Restated Flagstone Reinsurance Holdings Limited Employee Restricted Share Unit Plan, incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed by the Company with the Commission on December 8, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2007

MARATHON ASSET MANAGEMENT, LLC

By:	/s/ Andrew Rabinowitz
Name: Andrew Rabinowitz, Esq.
Title: CFO/COO

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).